1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Mike Ma, Spokesperson mikema@spil.com.tw +886-4-25341525#7890

Siliconware Precision Industries Co., Ltd. forms a strategic alliance with Tsinghua Unigroup Ltd.

Announcement Unit: Siliconware Precision Industries Co., Ltd.

Announcement Date: 2015/12/11

December 11, 2015 — Siliconware Precision Industries Co., Ltd. Announcement (Taiwan Securities Exchange code: 2325, NASDAQ code: SPIL): Siliconware Precision Industries Co., Ltd. (“SPIL”) and Tsinghua Unigroup Ltd. (“Unigroup”) entered into a Strategic Alliance Agreement and Share Subscription Agreement today in Hsinchu.

1.	Purpose of Alliance

(1)	As a global semiconductor packaging and testing leader with advanced packaging and testing capabilities, SPIL aspires to retain its significant role in the industry around the world.

(2)	Unigroup is proactively looking for high quality investment opportunities along the semiconductor supply chain, and to seize growth opportunities in the semiconductor markets in mainland China and globally.

(3)	Unigroup has established a complete and strong semiconductor platform across the global supply chain. With the foregoing purposes, it will facilitate its investee companies to cooperate and build a long-term business relationship with SPIL. SPIL will be able to participate in the prime period of growth for the mainland China semiconductor market and further expand market shares in both mainland China and globally.

2.	SPIL’s Development Plan

To enhance core competitiveness, SPIL will continue to increase the scale of global operation, invest in advanced processing R&D, and expand high-end packaging and testing capacity. The majority of funds raised from this cooperation are expected to be used for investments in Taiwan, including hardware development and cultivation of local talent to sustain long-term development in Taiwan. In addition, SPIL will cooperate with leading foundry players to capture more market share in the advanced packaging and testing industry.

(1)	Expand capabilities for bumping, flip chip, testing and turnkey solutions in Taiwan ZhongKe site (facility in Taichung Science Park) to further enhance high value-added services and increase market share;

(2)	Develop advanced packaging and testing capacity, such as Fan Out WLP, 2.5D/3D IC, and others in the Taiwan ZhongKe site;

(3)	Further develop advanced System-in-Package or SiP in response to the fast-growing opportunities in wearables, automotive electronics, and the Internet of Things with accelerated capacity expansion in Taiwan;

(4)	Further invest in the research and development for advanced packaging and testing technology and establish a R&D headquarter in Taiwan;

(5)	Expand SPIL (Suzhou)’s operation by further adding bumping and flip chip capacity and to provide turnkey solutions, aiming to address the growing business in mainland China; and

(6)	Explore vertical integration with suppliers of major packaging and testing materials to secure a stable, high-quality supply, including but not limited to potential consolidation and joint R&D and cooperation with relevant suppliers.

Bough Lin, Chairman of SPIL, stated that: “With this strategic alliance, SPIL will not only solidify relationships with our existing customers, but will also be able to provide IC packaging and testing services to Unigroup’s existing and future portfolio companies in the semiconductor industry. As Unigroup continues to build and expand its footprint in the global semiconductor value chain, it will be very beneficial to SPIL’s competitive positions in both the mainland China and the global markets.”

Zhao Wei-Guo, Chairman of Unigroup, stated that: “We are delighted to form a strategic alliance with SPIL, a leader in IC packaging and testing services. With SPIL’s capability in IC packaging and testing services, we believe SPIL will become an important member to help establish cross-straight semiconductor supply chain, and create a win-win situation through our further cooperation.”

3.	Private Placement Investment and Compliance

In order to establish the foundation of the long-term strategic alliance, upon obtaining the approvals from the shareholders and related competent authorities, SPIL plans to invite Unigroup to subscribe, through its affiliate company, to newly issued SPIL shares by means of a private placement as a strategic investor. Unigroup will subscribe 1,033 million newly issued SPIL shares priced at NT$ 55 per share and own 24.9% of the total shareholding of SPIL after the capital injection. Unigroup will designate one person to serve as a director on SPIL’s board. Unigroup shall comply with relevant Taiwan regulations regarding investments by Mainland Chinese investors in the semiconductor sector, which require the investor to provide an industry cooperation plan and declare to not obtain control over SPIL, including, but not limited to, (a) not assume or appoint the Company’s management; (b) that its number of directors shall not exceed the aggregate number of directors for all other shareholders; (c) not to solicit proxy statements at shareholders’ meetings; and (d) other matters requested by competent authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 11, 2015	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer